Exhibit 99.2

MIRACLE MEDIA PRODUCTION LIMITED

MIRACLE MEDIA PRODUCTION LIMITED
UNAUDITED CONDENSED STATEMENTS OF FINANCIAL POSITION

		As of
	Note	March 31, 2024	September 30, 2024 (unaudited)
		HK$	HK$	US$
ASSETS
Current assets
Trade receivables	4	1,275,409	2,092,551	269,336
Cash and bank balances	5	6,751	773	100
Total current assets		1,282,160	2,093,324	269,436

Total assets		1,282,160	2,093,324	269,436

LIABILITIES AND EQUITY
Current liabilities
Other payables	6	199,381	45,200	5,818
Contract liabilities	7	119,682	79,267	10,202
Total current liabilities		319,063	124,467	16,020

Total liabilities		319,063	124,467	16,020

Equity attributable to owners of the Company
Share capital	8	1,000,000	1,000,000	128,712
Accumulated losses		(4,964,697)	(3,958,937)	(509,561)
Capital reserve	9	4,927,794	4,927,794	634,265
Total equity		963,097	1,968,857	253,416

Total liabilities and equity		1,282,160	2,093,324	269,436

The accompanying notes are an integral part of these unaudited condensed financial statements.

MIRACLE MEDIA PRODUCTION LIMITED
UNAUDITED CONDENSED STATEMENTS OF PROFIT OR LOSS

		Six months ended September 30,
	Note	2023	2024
		HK$	HK$	US$
Revenue	10	5,755,291	4,006,739	515,714
Cost of sales		(3,093,090)	(1,806,745)	(232,549)
Gross profit		2,662,201	2,199,994	283,165

General and administrative expenses		(2,083,310)	(1,194,234)	(153,712)

Profit from operations, representing profit before income tax		578,891	1,005,760	129,453
Income tax expense	11	-	-	-
Profit for the period, representing total comprehensive income for the period		578,891	1,005,760	129,453

The accompanying notes are an integral part of these unaudited condensed financial statements.

MIRACLE MEDIA PRODUCTION LIMITED
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Accumulated losses	Capital reserve	Total equity
	HK$	HK$	HK$	HK$
Balance at April 1, 2023	1,000,000	(6,134,863)	-	(5,134,863)
Profit for the period, representing total comprehensive income for the period	-	578,891	-	578,891
Balance at September 30, 2023	1,000,000	(5,555,972)	-	(4,555,972)

Balance at April 1, 2024	1,000,000	(4,964,697)	4,927,794	963,097
Profit for the period, representing total comprehensive income for the period	-	1,005,760	-	1,005,760
Balance at September 30, 2024	1,000,000	(3,958,937)	4,927,794	1,968,857
Balance at September 30, 2024 (US$)	128,712	(509,561)	634,265	253,416

The accompanying notes are an integral part of these unaudited condensed financial statements.

MIRACLE MEDIA PRODUCTION LIMITED
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

		Six months ended September 30,
	Note	2023	2024
		HK$	HK$	US$
Cash flows from operating activities
Profit before income tax		578,891	1,005,760	129,453

Operating cash flows before working capital changes
Changes in working capital:
Change in trade and other receivables		(704,983)	(817,142)	(105,176)
Change in contract liabilities		-	(40,415)	(5,202)
Change in other payables		-	(154,181)	(19,844)
Net cash used in operating activities		(126,092)	(5,978)	(769)

Cash flows from financing activities
Advance from the holding company		542,302	-	-
Net cash generated from financing activities		542,302	-	-

Net change in cash and bank balances		416,210	(5,978)	(769)
Cash and bank balances at beginning of period		15,600	6,751	869
Cash and bank balances at end of period	5	431,810	773	100

The accompanying notes are an integral part of these unaudited condensed financial statements.

MIRACLE MEDIA PRODUCTION LIMITED
NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS

1.	Overview

Miracle Media Production Limited (the “Company” or “Miracle Media”) was incorporated in Hong Kong on September 21, 2017. The principal place of business of the Company is 2303, 23/F, The Center, 99 Queen’s Road Central, Central, Hong Kong. The Company is engaged in the provision of printing, translation production and maintenance services in Hong Kong. There have been no significant changes in the nature of these activities during the year/period ended March 31, 2024 and September 30, 2024.

2.	Material accounting policy information

The accounting policies and method of computation used in the preparation of the unaudited condensed financial statements are consistent with those applied in the Company’s audited financial statements for the year ended March 31, 2024.

The new and amended standards issued and effective for annual period beginning on April 1, 2024 as disclosed in the audited financial statements for the year ended March 31, 2024 issued for the Company has no material impact on the unaudited condensed financial statements of the Company for the six months ended September 30, 2024.

2.1	Basis of preparation

The accompanying unaudited condensed financial statements of the Company has been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with International Financial Reporting Standards, have been omitted pursuant to those rules and regulations. The unaudited condensed financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the audited financial statements of the Company for the year ended March 31, 2024.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present a fair statement of the Company’s unaudited condensed statements of financial position as of September 30, 2024, its unaudited condensed statement of profit or loss and other comprehensive income, changes in equity and cash flows for the six months ended September 30, 2023 and 2024, as applicable, have been made. The unaudited results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

2.2	Revenue

Revenue from rendering of a distinct service in the ordinary course of business is recognized when the Company satisfies a performance obligation by transferring “control” of a distinct service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised distinct service. The individual standalone selling price of a service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to service with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised distinct service. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Company uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Company recognizes revenue when a performance obligation is satisfied, i.e., when the customer obtains control of the distinct service.

Revenue from provision of printing, translation and production services

Printing, translation and production services require the Company’s expertise in typesetting, design, layout, artwork, translation and printing. Revenue for these services is recognized at a point in time upon electronic delivery of the finished deliverable to the customer. No element of financing is deemed present as typical payment terms range from 30 to 60 days from the date of issuance of invoice.

Revenue from supporting and maintenance services

Revenue from supporting and maintenance services comprised of supporting service fee for financial communications services and web hosting and maintenance services is recognized over time as the customer simultaneously receives and consumes the benefits of the Company’s performance over time. Such income is recognized on a straight-line basis over the contract period when the relevant services are rendered. No element of financing is deemed present as typical payment terms range from 30 to 60 days from the date of issuance of invoice.

A contract asset represents the Company’s right to consideration in exchange for services that the Company has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Company’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due. A contract liability represents the Company’s obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer.

2.3	Convenience translation

Translations of amounts in the statements of financial position, statements of profit or loss and other comprehensive income, and statements of cash flows from Hong Kong Dollar (“HK$” or “HKD”) into United States Dollar (“US$” or “USD”) as of and for the six months ended September 30, 2024 are solely for the convenience of the reader and were calculated at the noon middle rate of US$1 — HK$7.7693, as published in the H.10 statistical release of the Board of Governors of the Federal Reserve System on September 30, 2024, respectively. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

2.4	Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the sole director who is responsible for allocating resources and assessing performance of the operating segment.

For the purpose of internal reporting and management’s operation review, the sole director does not segregate the Company’s business by product or service lines. Hence, the Company has only one reportable operating segment. In addition, the Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s assets and liabilities are substantially located in Hong Kong, substantially all income is earned and substantially all expenses are incurred in Hong Kong, accordingly, no geographical segments are presented.

2.5	Financial instruments

Financial assets

Classification and measurement

The Company classifies its financial assets in the following measurement categories:

•	Amortized cost;

•	Fair value through other comprehensive income (“FVOCI”); and

•	Fair value through profit or loss (“FVPL”).

The classification depends on the Company’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

At subsequent measurement

Debt instruments

Debt instruments mainly comprise of cash and bank balances and trade and other receivables.

There are three subsequent measurement categories, depending on the Company’s business model for managing the assets and the cash flow characteristics of the asset:

•	Amortized cost: Debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

•	FVOCI: Debt instruments that are held for collection of contractual cash flows and for sale, and where the assets’ cash flows represent solely payments of principal and interest, are classified as FVOCI. Movements in fair values are recognized in Other Comprehensive Income (“OCI”) and accumulated in fair value reserve, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and presented in “other gains and losses”. Interest income from these financial assets is recognized using the effective interest rate method and presented in “interest income”.

•	FVPL: Debt instruments that are held for trading as well as those that do not meet the criteria for classification as amortized cost or FVOCI are classified as FVPL. Movement in fair values and interest income is recognized in profit or loss in the period in which it arises and presented in “other gains and losses”.

Impairment

The Company recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVPL. ECL is based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL is recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL is provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Company applies a simplified approach in calculating ECL. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Company considers a financial asset in default when contractual payments are 365 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Company commits to purchase or sell the asset.

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

Offsetting of financial instruments

A financial asset and a financial liability shall be offset and the net amount presented in the consolidated statements of financial position when, and only when, an entity (a) currently has a legally enforceable right to set off the recognized amounts; and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Company becomes a party to the contractual provisions of the financial instrument. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.6	Leases

When the Company is the lessee

At the inception of the contract, the Company assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Short-term and low-value leases

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

2.7	Income tax

The tax expense for the period comprises current tax and deferred tax. Tax is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiary except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiary only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.8	Trade receivables

A receivable is recognized when the Company has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Company has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost, using the effective interest method and including an allowance for expected credit losses.

2.9	Trade payables

Trade payables and accrual represent liabilities for goods and services provided to the Company prior to the end of financial year/period which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

2.10	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost

2.11	Employee benefits

Defined contribution plans

The Company operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the “MPF Scheme”) set up pursuant to the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the statements of comprehensive income as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Company in an independently administrated fund. The Company’s employer contributions vest fully with the employees when contributed to the MPF Scheme, except for the Company’s employer voluntary contributions, which are refunded to the Company when the employee leaves employment prior to vesting fully in the contributions, in accordance with the rules of the MPF Scheme.

The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as an employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.12	Cash and bank balances

Cash and bank balances in the statements of financial position comprise cash at bank which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

2.13	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.14	Related party

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Company or of a parent of the Company.

(b)	An entity is related to the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same Company (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Company of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

3.	Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

Deferred taxes

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

Where taxable profits are expected in the foreseeable future, deferred tax assets are recognized on the unutilized tax losses.

4.	Trade receivables

	As of
	March 31, 2024	September 30, 2024
	HK$	HK$	US$
Trade receivables – third parties	1,275,409	2,092,551	269,336

Trade receivables are unsecured, non-interest bearing and are generally on 30 to 60 days (March 31, 2024: 30 to 60 days) credit terms.

Trade receivables are all denominated in Hong Kong dollar.

5.	Cash and bank balances

	As of
	March 31, 2024	September 30, 2024
	HK$	HK$	US$
Cash at bank	6,751	773	100

Cash and bank balances are all denominated in Hong Kong dollar.

6.	Other payables

	As of
	March 31, 2024	September 30, 2024
	HK$	HK$	US$
Accruals	199,381	45,200	5,818

Accruals consist of the accrued staff costs and professional fees.

Other payables are all denominated in Hong Kong dollar.

7.	Contract liabilities

The movement in contract liabilities was as follows:

	As of
	March 31, 2024	September 30, 2024
	HK$	HK$	US$
At beginning of the financial period	53,760	119,682	15,404
Receipt from customers	231,324	30,000	3,861
Revenue recognized during the period	(165,402)	(70,415)	(9,063)
At end of the financial period	119,682	79,267	10,202

The contract liabilities primarily related to the Company’s obligation to transfer services to customers for which the Company has received advances from customers for supporting and maintenance services. Contract liabilities are recognized as revenue upon satisfaction of performance obligations for which consideration has been received in advance.

Management expects that the transaction price allocated to remaining unsatisfied (or partially unsatisfied) performance obligations as at March 31, 2024 and September 30, 2024 may be recognized as revenue in the next reporting periods as follows:

	March 31, 2024	March 31, 2025
	HK$	HK$
Unsatisfied and partially unsatisfied performance obligations as at:
September 30, 2024	74,967	4,300
March 31, 2024	119,682	-

8.	Share capital

	Number of shares	Share capital
		HK$	US$
Ordinary shares issued and fully paid
Balance at April 1, 2023, March 31, 2024 and September 30, 2024	1,000,000	1,000,000	128,712

The Company was incorporated in Hong Kong on September 21, 2017, with 1,000,000 ordinary shares. The holders of the ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share of the Company.

9.	Capital reserve

Capital reserve is non-distributable and represents the deemed capital injection arising from the waiver of payable to holding company on March 31, 2024.

10.	Revenue

	Six months ended September 30,
	2023	2024
	HK$	HK$	US$
Point in time
Printing, translation and production	1,340,448	916,431	117,956

Over time:
Supporting and maintenance services	4,414,843	3,090,308	397,758
	5,755,291	4,006,739	515,714

11.	Income tax expense

	Six months ended September 30,
	2023	2024
	HK$	HK$	US$
Current period	—	—	—

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and profit before income tax presented in the financial statements:

	Six months ended September 30,
	2023	2024
	HK$	HK$	US$
Profit before income tax	578,891	1,005,760	129,453
Income tax calculated at the Hong Kong statutory tax rate of 16.5%	95,517	165,951	21,360
Tax relief of 8.25% on the first HK$2 million	-	-	-

Tax effect of:
Utilization of previously unrecognized deferred tax assets	(95,517)	(165,951)	(21,360)
Income tax expense	-	-	-

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Company has unrecognized tax losses of approximately HK$4,851,000 and HK$3,845,000 (US$494,897) as of March 31, 2024 and September 30, 2024, respectively, which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The above deferred tax assets for the tax losses have not been recognized as the future profit streams are not probable against which the deductible temporary difference can be utilized. The tax losses have no expiry date.

Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary incorporated in Hong Kong is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

12.	Segment reporting

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the chief operating decision maker for the purpose of resource allocation and performance assessment.

The chief operating decision maker, who is the sole director, makes resource allocation decisions based on internal management functions and assesses the Company’s business performance as one integrated business instead of separate business lines. Accordingly, the Company has only one operating segment, which is the provision of printing, translation, production and maintenance services.

The Company’s non-current assets are based in Hong Kong.

The Company’s revenue is derived from Hong Kong.

13.	Significant related party transaction and balances

The following significant transactions were carried out between the Company and its related parties during the six months ended September 30, 2023 and 2024.

(a)	Names and relationships with related parties

The following table sets forth the related parties which have major transactions with the Company during the six months ended September 30, 2023 and 2024:

Name of related parties	Relationship with the Company

M Digital Partners Company Limited (“MD Partners”)	A Controlling Shareholder of the Company

(b)	Significant transactions with related parties

		Six months ended September 30,
	Nature	2023	2024
		HK$	HK$	US$
MD Partners	Provision of management services fees	3,926,441	1,246,626	160,455

Management services fees

For the six months ended September 30, 2023 and 2024, MD Partners provided a wide spectrum of services to the Company, including but not limited to (i) general and administrative services, (ii) IT support, (iii) manpower support, (iv) marketing services, and (v) production services.

Key management compensation

Key management personnel is the sole director who has authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. The director did not receive any remuneration during the reporting period.

14.	Fair value of assets and liabilities

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 — Quoted prices (unadjusted) in active market for identical assets or liabilities that the Company can access at the measurement date

●	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

●	Level 3 — Unobservable inputs for the asset or liability.

Assets and liabilities not measured at fair value

Cash and bank balances, other receivables and other payables

The carrying amount of these balances approximate their fair value due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amount of these receivables and payables approximate their fair value as they are subject to normal trade credit terms.

15.	Capital management

The Company manages their capital to ensure that the Company is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Company consists of equity attributable to owners of the Company, comprising issued share capital, reserves and accumulated losses as presented in the statements of changes in equity.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the year/period ended March 31, 2024 and September 30, 2024.

16.	Commitments and contingencies

The Company is currently not a party to any material legal proceedings, investigation or claims. However, the Company, from time to time, may be involved in legal matters arising in the ordinary course of its business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is or could become involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

17.	Events after reporting period

The Company has assessed all events from September 30, 2024, up through May 2, 2025 which is the date that these financial statements are available to be issued, there are not any material subsequent events that require disclosure in these financial statements except below.

On November 20, 2024, Vision Access Enterprises Limited (as purchaser) has entered into an agreement for sale and purchase with MD Partners (as vendor), pursuant to which MD Partners agreed to sell and Vision Access Enterprises Limited agreed to purchase the shares representing 90% of the issued and outstanding capital of Miracle Media (as target). The acquisition was completed on November 21, 2024.

On February 26, 2025, Powell Max Limited (as purchaser) has entered into an agreement for sale and purchase with Vision Access Enterprises Limited and MD Partners (collectively, the “Vendors”), pursuant to which the Vendors agreed to sell and Powell Max Limited agreed to purchase the shares representing all of the issued and outstanding capital of Miracle Media (as target) and all of the outstanding amounts owed by Miracle Media to Vision Access Enterprises Limited. Miracle Media is principally engaged in the provision of printing, translation production and maintenance services in Hong Kong. The acquisition was completed on February 28, 2025.